UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-12386

Lexington Realty Trust
(Exact name of registrant as specified in its charter)

One Penn Plaza, Suite 4015, New York, New York, 10119-4015
(212) 692-7200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.55% Series D Cumulative Redeemable Preferred Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

Shares of beneficial interest, par value $0.0001 per share, classified as Common Stock
6.50% Series C Cumulative Convertible Preferred Stock, par value $0.0001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lexington Realty Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 29, 2013	By:	/s/ T. Wilson Eglin
Name: T. Wilson Eglin Title: Chief Executive Officer